SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

SIRIUS XM RADIO INC.

(Name of Subject Company and Filing Person (Issuer) And Name of Filing Person (Offeror))

7% Exchangeable Senior Subordinated Notes Due 2014

(Title of Class of Securities)

98375YAU0

(CUSIP Number of Class of Securities)

Patrick L. Donnelly

Executive Vice President, General Counsel and Secretary

Sirius XM Radio Inc.

1221 Avenue of the Americas

36th Floor

New York, New York 10020

(212) 584-5100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Gary L. Sellers

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2):
$559,945,833.33	$76,376.61

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 7% Exchangeable Senior Subordinated Notes Due 2014 (the “Notes”), as described herein, is approximately $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of January 31, 2013, there was $550,000,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $559,945,833.33.
(2)	The amount of the filing fee equals $136.40 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by the Indenture, dated as of August 1, 2008 (the “Original Indenture”), as supplemented by the Supplemental Indenture, dated as of April 14, 2010 (the “First Supplemental Indenture”), and the Supplemental Indenture, dated January 12, 2011 (the “Second Supplemental Indenture,” and the Original Indenture as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture, the “Indenture”) among Sirius XM Radio Inc., a Delaware corporation (as successor to XM Satellite Radio Inc.) (the “Company”), the guarantors party thereto and The Bank of New York Mellon, as trustee (the “Trustee”), relating to the 7% Exchangeable Senior Subordinated Notes Due 2014 (the “Notes”) of the Company, and pursuant to the terms and subject to the conditions set forth therein, this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to purchase, and the obligation of the Company to purchase, each $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but excluding, March 4, 2013, the “Fundamental Change Purchase Date”, pursuant to the terms and conditions of the Fundamental Change Notice and Offer to Purchase dated February 1, 2013 (as it may be amended and supplemented from time to time, the “Fundamental Change Notice”), attached hereto as Exhibit (a)(1), the Indenture and the Notes.

Holders may tender their Notes until 10:00 a.m., New York City time, on March 1, 2013.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Fundamental Change Notice is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Fundamental Change Notice.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Fundamental Change Notice entitled “Summary Term Sheet: Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Sirius XM Radio Inc., a Delaware corporation, engaged in broadcasting music, sports, entertainment, comedy, talk, news, traffic and weather channels, as well as infotainment services, in the United States on a subscription fee basis through its two proprietary satellite radio systems. The address of the principal executive office of Sirius XM Radio Inc. is 1221 Avenue of the Americas, 36th Floor, New York, New York 10020. The telephone number of its principal executive office is (212) 584-5100.

(b) The information set forth in “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 2 — Information Concerning the Notes” of the Fundamental Change Notice is incorporated herein by reference.

The information set forth in “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 2.4 — Market for the Notes and the Company’s Common Stock” of the Fundamental Change Notice is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This is an issuer tender offer. The information set forth in Item 2(a) above and Annex A to the Fundamental Change Notice is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1) The information set forth in the sections entitled “Summary Term Sheet: Questions and Answers,” “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 2 — Information Concerning the Notes,” “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 3 — Procedures to Be Followed by Holders Electing to Surrender Notes for Repurchase,” “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 4 — Right of Withdrawal,” “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds,” “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 6 — Notes Acquired,” “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 7 — Plans or Proposals of the Company,” “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 9 — Agreements Involving the Company’s Notes,” “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 10 — Purchases of Notes by the Company and its Affiliates” and “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 11 — Certain United States Federal Income Tax Consequences” of the Fundamental Change Notice is incorporated herein by reference.

(a)(2) Not applicable.

(b) The information set forth in the section entitled “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” of the Fundamental Change Notice is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Except as noted in the information set forth in the sections entitled “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 9 — Agreements Involving the Company’s Notes” and “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 10 — Purchases of Notes by the Company and its Affiliates” of the Fundamental Change Notice, which is incorporated herein by reference, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in “Summary Term Sheet: Questions and Answers”, “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 2.1 — The Company’s Obligation to Repurchase the Notes,” “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 6 — Notes Acquired,” “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 7 — Plans or Proposals of the Company” and “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 12 — Additional Information” of the Fundamental Change Notice is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds” of the Fundamental Change Notice is incorporated herein by reference.

(b) There are no material financing conditions in connection with the Company’s obligation to pay the Fundamental Change Purchase Price for the surrendered Notes.

(d) The information set forth in “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds” of the Fundamental Change Notice is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” and Annex A of the Fundamental Change Notice is incorporated herein by reference.

(b) The information set forth in “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” of the Fundamental Change Notice is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 13 — No Solicitations” of the Fundamental Change Notice is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. The Company does not believe it is required to include financial information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Purchase Right is not subject to any financing conditions and the Fundamental Change Purchase Right applies to all outstanding Notes.

(b) Pro Forma Information. The Company does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Purchase Right is not subject to any financing conditions and the Fundamental Change Purchase Right applies to all outstanding Notes.

Item 11.	Additional Information.

(a) The information set forth in “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 9 — Agreements Involving the Company’s Notes” and “Important Information Concerning the Fundamental Change Purchase Right and Exchange Rights — Section 12 — Additional Information” of the Fundamental Change Notice is incorporated herein by reference.

(b) The information set forth in the Fundamental Change Notice is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1) Fundamental Change Notice and Offer to Purchase to Holders of 7% Exchangeable Senior Subordinated Notes Due 2014, dated February 1, 2013 (included herein).

(b) Not applicable.

(d)(1) Indenture, dated as of August 1, 2008, among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc., XM Equipment Leasing LLC, XM Radio Inc., the Company and The Bank of New York Mellon, as trustee, is incorporated by reference to Exhibit 4.80 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

(d)(2) Supplemental Indenture, dated April 14, 2010, among XM Satellite Radio Inc., certain subsidiaries thereof and The Bank of New York Mellon, as trustee, is incorporated by reference to Exhibit 4.4 of XM Satellite Radio Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

(d)(3) Supplemental Indenture, dated January 12, 2011, among XM Satellite Radio Inc., the Company, certain subsidiaries thereof and The Bank of New York Mellon, as trustee, is incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on January 12, 2011.

(g) Not applicable.

(h) Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIRIUS XM RADIO INC.

By:	/s/ Patrick L. Donnelly
Name:	Patrick L. Donnelly
Title:	Executive Vice President, General Counsel and Secretary

Dated:	February 1, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Fundamental Change Notice and Offer to Purchase to Holders of 7% Exchangeable Senior Subordinated Notes Due 2014, dated February 1, 2013 (included herein).

(b)	Not applicable.

(d)(1)	Indenture, dated as of August 1, 2008, among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc., XM Equipment Leasing LLC, XM Radio Inc., the Company and The Bank of New York Mellon, as trustee, is incorporated by reference to Exhibit 4.80 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

(d)(2)	Supplemental Indenture, dated April 14, 2010, among XM Satellite Radio Inc., certain subsidiaries thereof and The Bank of New York Mellon, as trustee, is incorporated by reference to Exhibit 4.4 of XM Satellite Radio Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

(d)(3)	Supplemental Indenture, dated January 12, 2011, among XM Satellite Radio Inc., the Company, certain subsidiaries thereof and The Bank of New York Mellon, as trustee, is incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on January 12, 2011.

(g)	Not applicable.

(h)	Not applicable.